April 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Jay Ingram

Re:    Tronox Incorporated

Tronox Limited

Registration Statement on Form S-4

Filed December 30, 2011

File No. 333-178835

Dear Mr. Ingram,

This letter is being furnished by Tronox Incorporated, a Delaware corporation (“Tronox Incorporated”), and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Incorporated, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2012 to Michael Foster, General Counsel of Tronox Incorporated, with respect to the Registrants’ Registration Statement on Form S-4 (File No. 333-178835) (the “Registration Statement”) that was filed with the Commission on December 30, 2011, as subsequently amended on February 7, 2012 and March 22, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Exxaro Resources Limited (“Exxaro”) are based on information provided by Exxaro.

In addition, the Registrants are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Amendment No. 3 has been revised to reflect the Registrants’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies of Amendment No. 3, all of which have been marked to show changes from the filing of Amendment No. 2 to the Registration Statement, and (ii) a package of supplemental information as indicated in the responses below.

Tronox Incorporated

Tronox Limited

3301 NW 150th Street, Oklahoma City, OK 73134-2009

United States Securities and Exchange Commission

Division of Corporation Finance

Risk Factors, page 36

Changes to governmental policies in South Africa may adversely affect New Tronox’s business…, page 50

1.	Staff’s comment: Please revise your disclosure to discuss not only the risks resulting from nationalizing Tronox Limited South African mines, but also the effects that the implementation of the tax on “super profits” may have on your results of operations.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 51 of the Registration Statement to discuss the effects that the implementation of the tax on “super profits” might have on Tronox Limited’s results of operations.

The Tiwest Joint Venture – Cooljarloo Mine, page 108

2.	Staff’s comment: In the second paragraph you disclose that in 2011 the Chandala dry mill produced 601,000 tones of mineral at a utilization rate of 97.6%. We note that for year 2010 you had disclosed a production rate of 630,800 tones with a utilization rate of 96.6%. Please explain to us how the utilization rate increased in light of a volume decrease in comparison to the 2010 results.

Response: In response to the Staff’s comment, the Registrants supplementally explain that the term “utilization rate” refers to the operating time of a given facility (i.e., the hours per year for which the facility was operational). Production rate and volume may fluctuate for a number of reasons not tied to the utilization rate, such as the throughput rate of the facility or variations in the mineral content of the material being processed at the facility. The Registrants have revised the disclosure on page 109 of the Registration Statement to define the term “utilization rate.”

Mineral Resources and Reserves Page 109

3.	Staff’s comment: It appears your proven and probable reserves for your Namakwa Sands operation have decreased considerably between your fiscal year ended 2010 and your fiscal year ended 2011. Please provide us with a reconciliation of your proven and probable reserves for your Namakwa Sands operation for this time period and include disclosure regarding the reserve reduction.

Response: In response to the Staff’s comment, the Registrants supplementally explain that the decrease in the proven and probable reserves for the Namakwa Sands operation between 2010 and 2011 was the result of mining the reserves as well as the exclusion in 2011 of the east orange feldspathic sand (“EOFS”) material from Namakwa Sands’s life of mine and mineral reserves after the conclusion of a pre-feasibility study in 2011. The

United States Securities and Exchange Commission

Division of Corporation Finance

study concluded that building a proposed new plant to process the EOFS material was not currently economically feasible, resulting in its removal from Namakwa Sands’s life of mine and mineral reserves. The EOFS material, however, still remains part of Namakwa Sands’s mineral resources, and there is a study currently underway to investigate alternative technologies for processing the EOFS material. The Registrants have revised the disclosure on page 113 of the Registration Statement to include disclosure regarding this reduction in reserves.

Tronox Management’s Discussion and Analysis, 141

Tronox Results of Operations, page 151

4.	Staff’s comment: You state on page 155 that also “included in pigment segment cost of goods sold was to purchase Exxaro’s share of the Tiwest Joint Venture tonnes due to the higher market prices in 2011.” Please revise to clarify what you mean by this sentence. In this regard, address the specific joint venture agreement which allows for such purchase, and to what extent or under what conditions. Revise to quantify the impact to cost of goods sold to the extent material. We note the similar disclosure made for prior periods on page 159.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 156 of the Registration Statement as follows: “included in pigment segment cost of goods sold was the cost to purchase Exxaro’s share of the Tiwest Joint Venture tonnes which increased from 2010 to 2011 by approximately $53.5 million due to the higher market prices in 2011.” This disclosure is substantially consistent with the disclosure on page 160 of the Registration Statement.

In addition, the Registrants have revised the disclosure on page 160 of the Registration Statement as follows: “Higher costs were driven by increased freight expenses, of $8.2 million, and the higher cost, of $19.1 million, to purchase Exxaro’s share of the Tiwest Joint Venture tonnes, partially offset by the favorable effects of having shut down the Savannah TiO2 facility in 2009.”

In response to the Staff’s comment concerning the specific joint venture agreement which allows for the purchase of Exxaro’s s share of the joint venture production, the Registrants refer the Staff to the disclosure on page 143 of the Registration Statement which says “Through a separate agreement, Tronox Incorporated is responsible for the marketing of Exxaro’s share of the TiO2 production in which capacity it acts as principle and bears credit risk for such sales.”

Financial Condition and Liquidity, page 160

5.	Staff’s comment: Please revise your discussion of working capital on page 161 to quantify days sales outstanding and inventory turnover for the periods presented, and to explain material variances therein, given the increases in accounts receivable and inventories, respectively, during 2011, and their materiality to your liquidity. Please address this comment as it relates to Exxaro’s discussion of operating cash flows on page 190.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, the Registrants have updated the disclosure on pages 162 and 191 of the Registration Statement.

Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 172

Indebtedness and Contractual Obligations, page 193

6.	Staff’s comment: We note your response and revised disclosure in response to comment 12 in our letter dated February 21, 2012. Please revise your disclosure in the middle of the paragraph to reflect that the Exxaro related party loans will not be transferred to Tronox Limited, but rather to a newly formed Tronox Limited subsidiary, owned 76% by Tronox Limited and 24% by Exxaro. In this regard, we note your revised “Exxaro Related Party Loans” disclosure on page 192.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 194-195 of the Registration Statement to reflect that the Exxaro related party loans will not be transferred to Tronox Limited, but rather to a newly formed entity that is wholly owned by a company that is 76% owned by Tronox Limited and 24% owned by Exxaro.

Regulatory Matters, page 271

Consent of the Financial Surveillance Department, page 271

7.	Staff’s comment: You have revised your disclosure to state that on June 21, 2011 Exxaro submitted a formal application to have the Transaction approved by FSD. We note that this step was not included in your “Background of the Transaction” disclosure, which currently states that during the month of June 2011 the parties were at the early stages of preparing the initial drafts of the transaction documents and discussing the proposed structure and the financial details of the Transaction. Please explain the reasons why an application with FSD was submitted three months before the parties entered into the Transaction Agreement and any consideration that you may have given to the filing of a 425 communication in connection therewith. We may have additional comments following the review of your response.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 279 of the Registration Statement to clarify the confidential nature of the application that Exxaro submitted to the FSD on June 21, 2011. In addition, the Registrants have revised the disclosure on page 247 of the Registration Statement to provide a cross-reference to the revised disclosure on page 279. The Registrants supplementally explain that a 425 communication was not filed in connection with the initial application Exxaro submitted to the FSD on June 21, 2011 because the application was a preliminary confidential communication, and not a public filing. Exxaro submitted

United States Securities and Exchange Commission

Division of Corporation Finance

the confidential application to the FSD in order to seek preliminary approval for the general framework of the proposed transaction. Receiving feedback from the FSD allowed Exxaro and Tronox Incorporated to determine the viability of the various structures under discussion between the parties so that the parties could move forward in coming to an agreement on the final structure and terms of the proposed transaction.

Unaudited Pro Forma Condensed Combined Financial Statements, page 302

8.	Staff’s comment: It is inappropriate to combine information for periods before and after the adoption of fresh-start accounting without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. The $660 million gain on the predecessor’s income statement is a non-recurring item that resulted directly from the transaction and should be eliminated with a pro forma adjustment to properly reflect the continuing operations of the registrant. Please revise.

Response: In response to the Staff’s comment, the Registrants have updated the pro forma adjustments to exclude the one-time fresh-start/reorganization gain as well as other one-time reorganization items that are non-recurring.

Governance of Tronox Limited, page 319

Dividends, page 319

Voluntary Winding Up, page 321

9.	Staff’s comment: We note that you have revised your disclosure to eliminate provisions related to dividend rights payable on a Class A share from the closing of the Transaction until the actual date such Class A share is issued, as well as provisions related to distributions in the event of a voluntary dissolution, calculated also as a function of the outstanding Exchangeable Shares. Please explain the reasons for these changes. To the extent that the legal and economic effects of electing to receive Exchangeable Shares in the Transaction have now changed, please revise the relevant aspects of your disclosure to clearly identify them.

Response: We have revised the disclosure regarding the dividend rights of a Class A Share solely for the purpose of simplifying the disclosure. There is no substantive change to the rights of holders of Class A Shares to receive dividends that are declared after the closing of the Transaction and prior to the date on which the Class A Shares are actually delivered to such holders. The revised disclosure still indicates that in connection with the receipt of the Default Consideration (i.e., Class A Shares and cash), the holders will also receive “an amount equal to the sum of all dividends or other distributions which are payable to such holders with respect to the Class A Shares issued in the Mergers from the effective time of the First Merger until the actual date on which such Class A Shares are delivered to the holder thereof.”

United States Securities and Exchange Commission

Division of Corporation Finance

With respect to distributions in the event of a voluntary dissolution, we have removed two concepts that have been determined to be unnecessary, neither of which modifies any of the legal or economic rights intended for the Class A Shares or Exchangeable Shares in the Transaction.

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The first concept we removed is a temporary adjustment mechanism relating to “Unissued Share Merger Consideration.” Due to differences in Australian and Delaware law, Tronox’s Australian counsel, Ashurst Australia, was concerned that for those former Tronox Incorporated stockholders who did not return their letters of transmittal and/or surrender their shares of Tronox Incorporated common stock prior to the Closing, the Class A Shares to be issued to such stockholders would not be issued until sometime after the Closing when such stockholders return their letters of transmittal and shares of Tronox Incorporated common stock to the exchange agent and, as a result, the Class A Shares would represent less than 61.5% of the outstanding capital of Tronox Limited until all such Class A Shares are issued. Therefore, Ashurst had proposed the concept of “Unissued Share Merger Consideration” to refer to those Class A Shares that would be issued on a delayed basis and included an adjustment mechanism that is only applicable during the period after the Closing and prior to the time that all Class A Shares are issued in order to preserve the relative entitlements between Class A Shares (61.5%) and Class B Shares (38.5%) intended for the Transaction in the event there is a voluntary dissolution during such period. Ashurst has now determined that all of the Class A Shares to be issued in the Mergers will be issued at the Closing, and the holders will have legal rights to the Class A Shares at the First Merger Effective Time. However, the actual delivery of the Class A Shares to certain former Tronox Incorporated stockholders may be delayed until such stockholders return their letters of transmittal and shares of Tronox Incorporated common stock. Based on such determination, Ashurst has concluded that the concept of “Unissued Share Merger Consideration” is unnecessary and therefore removed such concept and the related adjustment from the disclosure.

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The second concept we removed is an adjustment for Exchangeable Shares for as long as any such Exchangeable Shares are outstanding. This adjustment was initially designed to take into account the Class A Shares issuable upon the exchange of all outstanding Exchangeable Shares in determining the relative distribution of assets to holders of Class A Shares and Class B Shares, respectively, upon a dissolution of Tronox Limited. However, we have determined that such adjustment is unnecessary because holders of Exchangeable Shares would have the right to participate in a winding up of Tronox Incorporated, and the adjustment in earlier versions of the Registration Statement would have allocated a disproportionate amount of assets to holders of Class A Shares upon a dissolution of Tronox Limited. The removal of this adjustment does not have any legal or economic effect of electing to receive Exchangeable Shares. As disclosed on page 8 of the Registration Statement, the Exchangeable Shares represent an equity interest in Tronox Incorporated and holders of Exchangeable Shares will not be entitled to receive any dividends or other distributions by Tronox Limited unless and until their Exchangeable Shares are exchanged for Class A Shares and cash. Therefore, the removal of this adjustment does not deprive holders of Exchangeable Shares of any economic rights they are entitled to; rather, the removal is solely designed to rectify a disproportionate allocation to holders of Class A Shares.

United States Securities and Exchange Commission

Division of Corporation Finance

Tronox December 31, 2011 Financial Statements

2. Basis of Presentation and Significant Accounting Policies, page F-11

10.	Staff’s comment: We have read your response to comment 26, in which you have referred to the criteria of ASC 810-10-45-14. However, you have not addressed the condition contained in that guidance that indicates that proportionate consolidation of a joint venture is appropriate under US GAAP only if such joint venture is in the construction or extractive industries. Given the level of mining sales as disclosed in your response to comment 107 in our letter dated January 26, 2012, it is not clear that the Tiwest Joint Venture is considered as operating in the mining or extractive industry. Therefore, please tell us Tiwest’s gross revenues for the periods presented and Tiwest’s revenues directly attributable to the extraction of mineral resources for the periods presented.

Response: In establishing its accounting policy with respect to the Tiwest Joint Venture, Tronox Incorporated did not apply guidance specific to the mining or extractive industries but rather considered paragraph 1 of EITF 00-01, which states that “…if (a) the investor holds an undivided interest in each asset, (b) the investor is proportionately liable for each liability, and (c) no other separate legal entity exists, then …. the investor displays, on a proportionate gross basis, those assets and liabilities in the investor’s balance sheet and the related results of operations in the investor’s income statement.”

Tronox Incorporated submits that (a) its subsidiary, Tronox Western Australia Pty. Ltd. (“TWA”) holds an undivided interest in each asset (including, but not limited to, the mine tenements, the dry mill, the synthetic rutile plant, the pigment plant and the related production); (b) TWA is severally liable for its proportionate share of all liabilities; and (c) the Tiwest Joint Venture is not a legal entity and does not enter into any transactions. Transactions are entered into by the joint venture partners who have the right to sell their own product, collect their own revenues and absorb their share of costs.

The Registrants note that Tronox Incorporated’s consideration of this guidance in EITF 00-01 was communicated to the Staff at the time of Tronox Incorporated’s initial public offering in 2005 (letter to the Staff dated September 13, 2005). Tronox Incorporated has reported the Tiwest Joint Venture on this basis in all of its public filings since that time.

Based on the foregoing, the Registrants have concluded that the guidance in paragraph 1 and confirmed by paragraph 4 of EITF 00-01, which is not limited to specific industries, remains the appropriate accounting for the Tiwest Joint Venture. The Registrants further note that paragraphs 14 and 15 of the Exposure Draft of the Proposed Accounting Standards Update issued on October 14, 2011 will correct the omission of this guidance from the codification (ASC 323 as paragraphs 323-30-25-1A). In addition, the Registrants considered the suggested disclosures in ASC 970-323 and 970-810, EITF 2011(d) and SAB 10(c) and note that to the extent such disclosure is relevant and applicable to the Tiwest Joint Venture, it is included in the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

In addition, in response to the Staff’s comment, the Registrants have updated the disclosure on page F-10 of the Registration Statement to explain why the equity method of accounting is not being applied.

With respect to the Staff’s request for gross revenues of the Tiwest Joint Venture, the Registrants submit that the Tiwest Joint Venture does not have revenues as all sales transactions are undertaken by the partners who have the right to sell their own products. The revenues provided in response to comment 107 in your letter dated January 26, 2012 are 100% of Tronox Incorporated’s third party revenues based upon its share of the production from the mining and beneficiation operations at the Tiwest Joint Venture.

21. Contingencies, page F-60

11.	Staff’s comment: We have read your response to comment 24 and the disclosure herein. You state “Additionally, sites may be identified in the future where the Company could have potential liability for environmental related matters. The Company would not establish reserves for any such sites.” Please explain to us and revise your disclosure to address why, if true, you would not establish reserves for sites which may be identified in the future for potential environmental liability. Also as previously requested, please confirm you are disclosing material contingencies when there is a possibility that a loss or additional loss has been incurred and revise your disclosure to so clarify.

Response: In response to the Staff’s comment, the Registrants confirm they are disclosing material contingencies when there is a possibility that a loss or additional loss as been incurred and have revised the disclosure on page F-60 of the financial statements.

Exhibit 5.1 – Opinion of Ashurst Australia regarding legality of securities being registered by Tronox Limited

12.	Staff’s comment: We note that counsel has revised paragraph (b) on the second page of its opinion which now qualifies the issuance of Class A shares upon the “consummation of the First Merger.” Please have counsel remove this language since the Transaction is not effected until both mergers are consummated, and the conversion of each share of Tronox Incorporated common stock into a Class A Share of Tronox Limited and cash will occur as a result of the aggregate effect of both mergers, not only of the First Merger. Please refer to the “General Description of the Transaction” disclosure on page 235.

Response: Ashurst revised its opinion because the Class A Shares will be issued at the Closing, and the holders will have legal rights to the Class A Shares at the First Merger Effective Time. Stockholders of Tronox Incorporated common stock will receive distinct considerations upon the consummation of each merger:

United States Securities and Exchange Commission

Division of Corporation Finance

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in the First Merger, each share of Tronox Incorporated common stock will be converted into, at the holder’s election, either (x) one Class A Share and one newly issued share of Tronox Incorporated common stock, or (y) one Exchangeable Share;

•	in the Second Merger, each share of Tronox Incorporated common stock that was issued in the First Merger will be converted into $12.50 in cash, without interest.

Therefore, while the aggregate effect of the two Mergers is that each share of Tronox Incorporated common stock will be converted into one Class A Share and $12.50 in cash (assuming no election of Exchangeable Shares), the Class A Shares are actually issued at the effective time of the First Merger, rather than upon the consummation of both Mergers. So, the change to the opinion was meant to reflect the correct timing of the issuance of Class A Shares.

Exhibit 8.2 – Opinion of Ashurst Australia regarding certain Australian Tax matters

13.	Staff’s comment: Since counsel has provided a short-form tax opinion, please revise your disclosures anywhere in the prospectus where you discuss the material Australian tax consequences of the Transaction to clearly state that the discussion and each of the conclusions are the opinion of counsel.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 276 of the Registration Statement.

14.	Staff’s comment: Please have counsel revise the last paragraph on the first page of the opinion to refer to the Transaction Agreement as amended.

Response: In response to the Staff’s comment, the Registrants are providing an updated draft of Ashurst Australia’s opinion regarding certain Australian tax matters.

15.	As counsel may not assume legal conclusions underlying the opinion or facts which are readily ascertainable, please have counsel revise the first of the “Qualifications” in paragraph (c) of the opinion, to describe the facts which it has assumed without independent investigations or searches.

Response: In response to the Staff’s comment, the Registrants are providing an updated draft of Ashurst Australia’s opinion regarding certain Australian tax matters.

Exhibit 10.14 – Credit and Guaranty Agreement dated February 8, 2012

16.	Staff’s comment: We note that you have not filed the schedules to the credit and guarantee agreement. Please file a complete copy of this agreement, including all of the schedules and exhibits with your next pre-effective amendment

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, the Registrants have re-filed Exhibit 10.14 including the schedules to the credit and guarantee agreement.

Please note that the Registrants will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 405-775-5171 or the Registrants’ outside counsel, Christian Nagler at (212) 446-4660.

Sincerely,

/s/ Michael Foster
Michael Foster

Cc: Daniel E. Wolf, Esq.

      Christian O. Nagler, Esq.

      Claire Sheng, Esq.